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WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

April 22, 2021

David Lin, Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Re:	PB Bankshares, Inc.

Registration No. 333-254209

Registration Statement on Form S-1

Dear Mr. Lin:

On behalf of PB Bankshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s letter dated April 7, 2021, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing. In addition, a “Recent Developments” section has been added to the Amended S-1.

Registration Statement on Form S-1

Summary

Prosper Bank, page 1

1.        Please balance your disclosure in the prospectus summary by quantifying your net losses for the prior fiscal year.

Response: The disclosure on page two of the prospectus has been revised as requested.

2.        Please revise the prospectus summary to disclose that you intend to change the Bank's name in connection with the conversion, as disclosed on page 70.

Response: The disclosure on page one of the prospectus has been revised as requested.

Organically grow through loan production offices..., page 3

David Lin, Staff Attorney

April 22, 2021

3.        We note your disclosure that following the offering, you expect to establish one to two additional loan production offices to support lending teams in your core markets. To the extent possible, please provide an estimate of the costs of doing so, either here or elsewhere in the prospectus.

Response: Please see the new disclosures on pages four and 64 of the prospectus.

Risk Factors

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements..., page 29

4.        Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

Response: The Company has added a new risk factor as requested on page 31 of the prospectus.

We are subject to environmental liability risk associated with lending activities..., page 32

5.        If material, please revise to state, as of a recent date, the amount and type of real estate of which the company has taken title and is therefore the potential source of environmental liabilities.

Response: At December 31, 2020 and at March 31, 2021, Prosper Bank did not have any real estate owned. Accordingly, there is no material amount of real estate owned that is currently a potential source of environmental liabilities.

General

6.        Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: We note the staff’s comment. At this time the Company does not intend, nor does it expect to authorize anyone on its behalf, to present to potential investors any written communications, as defined in Rule 405 under the Securities Act, in reliance on Section 5(d) of the Securities Act.

David Lin, Staff Attorney

April 22, 2021

We believe the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. Should you have any questions, please do not hesitate to contact the undersigned at (202) 274-2010 or Lawrence M.F. Spaccasi at (202) 274-2037.

Very truly yours,

/s/ Benjamin Azoff

Benjamin Azoff

cc:	Sandra Hunter Berkheimer, Legal Branch Chief

Benjamin Phippen, Staff Accountant

John Spitz, Staff Accountant

Lawrence M.F. Spaccasi, Esq.

Janak M. Amin, President and Chief Executive Officer